EXHIBIT 3.1

                     RESOLUTION OF THE BOARD OF DIRECTORS OF
                          STURM, RUGER & COMPANY, INC.
                                FEBRUARY 3, 2009

APPROVAL OF AMENDMENT TO BY-LAWS

      WHEREAS, pursuant to Article 9 of the By-Laws of Sturm, Ruger & Company, Inc. (the "Corporation") and ss. 141(d) of the Delaware General Corporation Law, the Board of Directors desires to amend the By-laws of the Corporation to ensure that officers and directors of the Corporation are provided adequate indemnification;

      NOW, THEREFORE, BE IT RESOLVED, that Section 1 of Article 5 of the By-laws is hereby deleted in its entirety and replaced with the following:

            "Section 1. Indemnification of Officers and Directors. Except to the extent prohibited by law, the corporation shall indemnify each person who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation, any action, suit or proceeding by or in the right of the corporation (a "Proceeding"), by reason of the fact that he or she (a) is or was a director or officer of the corporation, or (b) is or was a director or officer of the corporation and is or was serving at the request of the corporation any other corporation or any partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans) in any capacity, or (c) is or was an officer or director of any subsidiary of the corporation (except as set forth in Section 8 of this Article 5), against all expenses, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding. Except to the extent prohibited by law, the right of each officer and director to indemnification hereunder (x) shall pertain both as to action or omission to act in his official capacity and as to action or omission to act in another capacity while holding such office; (y) shall be a contract right and (z) shall include the right to be paid by the corporation the expenses incurred in any such Proceeding in advance of the final disposition of such Proceeding upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be ultimately determined that such director or officer is not entitled to indemnification hereunder or otherwise. The contract right to indemnification (including the advancement of expenses) described in the provisions of this Section shall be deemed to vest immediately and no amendment to or repeal of this provision shall operate retroactively to deprive any current director or officer or any former director or officer of the right to indemnification (including the advancement of expenses) pursuant to the provisions of this Section for acts or omissions that occurred prior to such amendment or repeal."

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      AND BE IT FURTHER RESOLVED, that the Board of Directors authorizes, empowers and directs the officers of the Corporation, and each of them individually, in the name of and on behalf of the Corporation, to do and perform all such further acts and things, to execute all such further certificates, agreements, instruments, drafts, receipts or other papers and to make all disbursements, payments or filings as he or she may in his or her sole and absolute discretion deem necessary or appropriate to carry out, comply with and effectuate the purposes and intent of the foregoing resolutions and the transactions contemplated thereby and that the authority of each such officer to execute and deliver such documents and instruments or to take such actions shall be conclusively evidenced by the execution and delivery thereof or the taking thereof.

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